Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.

Commission File No. for Registration Statement on

Form S-4 filed by Marriott International, Inc.: 333-208684

Marriott International, Inc. Fourth Quarter 2015 Earnings Conference Call Transcript[1] February 18, 2016

Operator: Welcome to the Marriott International fourth quarter 2015 earnings conference call. Today’s call is being recorded. At this time for opening remarks and introductions I would like to turn the call over to the president and chief executive officer, Mr. Arne Sorenson. Please go ahead.

Arne Sorenson: Good morning, everyone. Welcome to our fourth quarter 2015 earnings conference call. Joining me today are Leeny Oberg, executive vice president and chief financial officer, Laura Paugh, senior vice president, investor relations and Betsy Dahm, senior director, investor relations.

Before we get started, I’d like to thank Carl Berquist for his outstanding financial leadership over the last 14 years. During his tenure as CFO at Marriott, we announced the Starwood deal, acquired AC Hotels, Gaylord, Protea and Delta, and created considerable value by spinning off our timeshare business. Further, he bought back nearly 150 million shares of stock at an average price of $47. He brought us through the tough times in 2009 and 2010 and like many of you, Carl remains a Marriott shareholder. Thank you, Carl, for everything.

I’d also like to welcome Leeny Oberg to the CFO position. Also a great leader, Leeny brings a wealth of Marriott experience, including project finance, international finance, corporate financial planning and most recently CFO of our Ritz-Carlton organization. She started her career in banking and her Marriott career in investor relations, so I know she well understands the Street.

As always, before we get into the discussion of our results, let me first remind everyone that many of our comments today are not historical facts and are considered forward-looking statements under federal securities laws. These statements are subject to numerous risks and uncertainties, as described in our SEC filings, which could cause future results to differ

[1]	Not a verbatim transcript; extraneous material omitted and edited for clarity and misstatements.

materially from those expressed in or implied by our comments. Forward-looking statements in the press release that we issued last night, along with our comments today, are effective only today, February 18, 2016, and will not be updated as actual events unfold. You can find a reconciliation of non-GAAP financial measures referred to in our remarks on our web site at www.marriott.com/investor.

To begin, the biggest Marriott news in 2015 was our announced acquisition of Starwood. The transaction is on track and we expect to close around mid-year 2016. The S-4 went effective yesterday. We expect the proxy solicitation will be mailed to shareholders of both companies on or about February 19 to stockholders of record as of February 2. And the special shareholders meetings for both Marriott and Starwood are scheduled for March 28. We are seeking government approval for the transaction in multiple jurisdictions. Starwood’s timeshare spin-off and merger with ILG is proceeding on schedule and we do not expect this transaction to delay our acquisition of Starwood.

While we are on track, Marriott and Starwood are still separate public companies and are limited in the information we may share with each other and you. So, our discussions today about RevPAR, booking pace, pipeline, unit growth, EPS guidance, and so forth, are for the Marriott business only and do not reflect the impact of the acquisition. Like you, we eagerly await this afternoon’s comments from Starwood about their business trends.

So let’s get started. Attendance at the ALIS conference in L.A. this year was a bit light due to the deluge of East Coast snow. But there was still a lot of conversation at the conference. And the number one topic was the disconnect between stock performance and hotel fundamentals.

Let’s start with two facts about this business. First, it is cyclical, with demand highly correlated to GDP growth, capital investment, and employment. Second, it has seasonality and can be sensitive to holidays, group bookings, and special events. In any given quarter, it’s sometimes difficult to see which of these aspects of the business are most impactful.

This was true in the fourth quarter. Systemwide North America RevPAR grew 5 percent in October, roughly 4 percent in November, and just under 3 percent in December. We believe it was the modest growth in GDP in the fourth quarter that constrained our transient business, particularly premium rated business. As we typically have little group business during the holiday season, we turned to price sensitive travelers, opening discounts for AAA members, seniors and others. As a result, our fourth quarter occupancy still reached near record levels although room rates were modestly weaker than anticipated.

Other factors also came into play. In Houston, systemwide RevPAR declined 8 percent in the quarter reflecting weakness in the energy sector. While occupancy in our New York hotels remained very strong at 88 percent, our RevPAR growth in New York declined 1 percent as new supply constrained pricing. In San Francisco, RevPAR growth moderated from earlier in the year, rising only 6 percent in the quarter as high prices detoured guests to more affordable destinations like Los Angeles, where RevPAR saw a double-digit increase.

Make no mistake, business travelers are on the road. While the energy and manufacturing sectors were weak in the quarter, we saw significant strength in technology, professional services, health care, pharmaceuticals, automotive, and media. In fact, room sales from our nearly 300 largest corporate customers increased 4 percent in the fourth quarter, 7 percent excluding energy and manufacturing companies.

And near term transient trends in North America are improving. Systemwide, total transient revenue increased roughly 2 percent in December and nearly 2.5 percent in a very snowy January. For February, transient revenue on the books is up nearly 4 percent to date. For the full year, our special corporate customers tell us they expect to travel at least as much in 2016 as in 2015. And with special corporate negotiations nearly complete, we expect special corporate pricing to increase at a mid-single-digit rate in 2016.

Group business is even stronger. North America group revenue in the fourth quarter increased 6 percent and attendance at meetings exceeded expectations. Catering revenue also increased 6 percent with considerable last minute food and beverage upgrades. New group business booked in the fourth quarter for any period in the future increased 10 percent year-over-year.

Group revenue booking pace for first quarter of 2016 is up 2 percent reflecting the shift in the timing of Easter year-over-year. Not surprisingly, the second quarter is much stronger with revenue pace up 9 percent. For the full year 2016, group revenue booking pace is up 7 percent. Incidentally, with very high occupancy rates and limited hotel meeting space, groups are booking earlier. Group revenue booking pace for 2017 is up 8 percent while 2018 pace is up 9 percent.

So what does this mean for RevPAR guidance? With the tough Easter comparison, we expect 2 to 4 percent RevPAR growth in the first quarter. For the full year, we expect North American RevPAR growth at the upper end of 3 to 5 percent. Our full year outlook is tempered a bit from our October view due to incremental weakness in the energy and manufacturing sectors and a modestly lower GDP growth assumption for 2016.

Elsewhere in the world, economies in Italy and Spain are recovering nicely, while German economic growth has cooled with fewer exports to China. Despite Russia’s ongoing recession, we saw higher domestic demand in our hotels in Moscow in the fourth quarter. Security concerns continue to weigh on demand in Paris and Brussels, and to a lesser extent, in London. In 2015, Europe represented 7 percent of our worldwide fee revenue. For 2016, we expect Europe’s RevPAR to increase at a low single-digit rate.

In the Middle East and Africa, RevPAR declined in the fourth quarter due to security concerns, low oil prices and Dubai oversupply. For 2016, we are modeling low single-digit RevPAR growth as expected infrastructure investment in UAE and Qatar, economic growth in Africa and an easing comparison in Egypt should improve results late in the year. In 2015, the Middle East and Africa represented 3 percent of our worldwide fee revenue.

In the Asia Pacific region, China’s economic growth moderated in 2015, yet mainland China RevPAR still rose roughly 4 percent in the fourth quarter. Chinese consumers continue to spend. In fact, international travel from Mainland China to our hotels in other markets increased 31 percent. In India, the improving economy drove RevPAR up 12 percent. In 2015, the Asia Pacific region accounted for 8 percent of our worldwide fee revenue. For 2016, we expect the Asia Pacific region will continue to grow RevPAR at a mid-single-digit rate with continued strength in India, Japan and Thailand.

In the Caribbean and Latin America region, solid economic growth in Mexico is driving both RevPAR and hotel expansion while the Caribbean remains an attractive venue for groups and an appealing warm weather playground for tourists, particularly after they dig out from under 2 feet of snow. We’ve seen a few cancellations due to the Zika virus and are watching this carefully. Hotels in affected areas are fogging outdoor areas, providing mosquito repellent for guests, and dealing with areas of standing water. While Brazil remains in recession, we are hopeful that the summer Olympics will lift RevPAR in that market in 2016. For the full year, we expect RevPAR will grow at a mid-single-digit rate in the Caribbean and Latin America. In 2015, the region accounted for 4 percent of our worldwide fee revenue.

All in all, we believe our worldwide systemwide RevPAR will grow at 3 to 5 percent for the year.

Our system grew by nearly 52,000 rooms in 2015, 11,000 in the fourth quarter alone, taking our system to nearly 760,000 rooms worldwide. New owner and franchisee signings in 2015 reached a record 104,000 rooms, taking our development pipeline to more than 270,000 rooms, another new high. Our brands continue to be preferred by hotel developers. According to STR, at year-end 2015, 27 percent of hotels under construction in North America were affiliated with one of Marriott’s brands, more than any other hotel company.

Outside North America, in recent years, we’ve enhanced growth and increased speed to market by decentralizing decision making, tailoring brands to local market tastes, and building relationships with local partners to drive development. This has really made a difference to our limited-service brands. In fact, in the past 5 years, our limited-service portfolio outside North America has more than tripled to 316 hotels with another 250 hotels in the development pipeline.

Consistent with this strategy, yesterday we announced a long-term agreement with Eastern Crown Hotels Group for development of Fairfield hotels in China. Demand for economy tier lodging has grown rapidly in China in a relatively short period of time as the middle class has rapidly expanded. Eastern Crown is targeting 140 signed deals over 5 years, including 100 Fairfield hotels expected to open by 2021.

Worldwide, with our strong brands and deep development pipeline, in 2016, we expect our rooms will increase by roughly 7 percent, net of deletions.

While not included in our growth targets, nevertheless, we expect our worldwide system will take a significant leap forward with the completion of the Starwood acquisition. This transaction will expand our presence around the world, broaden our appeal to younger travelers, and increase the growth opportunities for Starwood’s valuable brands. In addition, the combination of Starwood’s leading lifestyle brands with Marriott’s strong presence across the select-service and luxury tiers, as well as our convention and resort segment, will create a very attractive portfolio that should be more appealing to guests and meeting planners; and thus more appealing to owners and franchisees as well.

We believe the transaction offers meaningful opportunities for shareholders, hotel owners and hotel franchisees through enhanced growth and improved efficiency. We expect to accelerate the growth of Starwood’s brands by leveraging our hotel development expertise and strong relationships. We continue to estimate that we will achieve annual run rate synergies of at least $200 million by the second full year after closing. Excluding transition and transaction costs, we continue to expect the transaction will be EPS accretive in the second full year after closing.

We know you have many questions about our brand strategy, integration plans and specific efficiency opportunities. We don’t have answers for you today and ask for your patience as we work through these decisions and plans. We believe this transaction will create substantial value for Marriott and Starwood shareholders and look forward to working aggressively toward its completion.

In Marriott’s history, there have been a few profound decisions that changed the company’s course, and launched us to greater success. In 1979, we sold our first portfolio of owned hotels and became hotel managers. In 1993, we created Host Hotels, further reducing our real estate focus, and stepping up franchising. We became a pure play lodging company just 5 years ago with the spinoff of our timeshare business. We believe this acquisition is as significant. It will make us the largest hotel company in the world, focused solely on management and franchising, with a very strong portfolio of great brands, powerful loyalty programs, and terrific prospects for the future.

Now, to provide more information about the fourth quarter and our 2016 outlook, let me turn things over to Leeny.

Leeny Oberg: Thanks, Arne. Marriott is known for its quality brand portfolio and asset-light business model. For those of you who have followed us for a while, you also know we are serious about transparent disclosures and delivering high returns to shareholders. While the Starwood transaction will do much to change Marriott, it won’t change those commitments. I’m looking forward to getting to know as many of you as possible in the coming months. So let’s look at the results.

2015 was a great year. Worldwide systemwide RevPAR rose 5 percent on a constant dollar basis. Total fee revenue reached $1.9 billion, constrained by about $32 million of foreign exchange. Incentive fees in North America increased 18 percent, largely due to strong performance at our limited-service hotels and our California and Florida resorts.

For the full year 2015, the percentage of North American hotels paying incentive fees increased from 36 percent to 63 percent. The increase in the number of hotels paying fees was largely due to three portfolios of limited-service hotels that earned $7 million in incentive fees in the full year 2015 and are expected to earn higher incentive fee amounts in 2016.

Incentive fees from our international hotels declined during the year, primarily due to $15 million of foreign exchange headwinds.

In the fourth quarter, worldwide systemwide RevPAR rose 4 percent on a constant dollar basis and 2 percent on an actual dollar basis. Total fee revenue in the quarter increased 6 percent, constrained by $12 million of foreign exchange.

Our hotels did an outstanding job in the fourth quarter as they focused on the bottom line. House profit margins at company-operated hotels increased 90 basis points in North America and 70 basis points worldwide. House profit per available room rose faster than RevPAR, up 9 percent in North America and 7 percent worldwide.

Fourth quarter incentive fees in North America increased 20 percent to $33 million with particular strength in full-service hotels in Florida and Washington, D.C. Incentive fees in international markets declined 12 percent in the quarter reflecting tough foreign exchange comparisons and a few weak markets in the Middle East and Latin America.

Owned, leased, and other revenue declined 7 percent in the quarter, largely due to weaker revenue growth at a hotel under renovation and unfavorable foreign exchange. Net of expenses, owned, leased and other increased 4 percent in the fourth quarter due to higher termination fees and lower preopening expenses.

General and administrative expenses increased 4 percent in the quarter reflecting $5 million in transaction costs associated with the Starwood acquisition and higher net hotel development costs.

We received $62 million in cash in the fourth quarter for our St. Thomas Ritz-Carlton hotel. For the full year 2015, we recycled nearly $950 million from asset sales, investment redemptions and note collections.

Our fourth quarter tax rate was lower than expected, largely due to the St. Thomas transaction and a favorable IRS settlement. We expect our book tax rate to be roughly 32.3 percent in 2016.

In the first quarter of 2016, our 2 to 4 percent expected RevPAR growth and continued unit expansion should yield $475 to $485 million in fee revenue. We are expecting $13 million in lower relicensing fees for the quarter, versus last year.

Owned, leased and other revenue, net of expenses, should be flattish in the first quarter due to tough comparisons to last year. As I mentioned, we recently sold the St. Thomas Ritz-Carlton. As an owned hotel in its seasonally strong first quarter of 2015, the property earned nearly $6 million.

First quarter G&A should total roughly $160 million. We will have a tough comparison to $13 million in favorable litigation settlements in the prior year. Our G&A estimate does not include Starwood acquisition related expenses.

All in all, we expect EPS for the first quarter will total $0.81 to $0.85.

For the full year, with 3 to 5 percent worldwide RevPAR growth and roughly 7 percent net unit growth, we expect fee revenue will increase 7 to 9 percent to reach roughly $2 billion. We expect roughly $30 million negative fx impact on year-over-year fee revenue growth in 2016. Even including fx impact, we expect incentive fees will increase at a 10 to 15 percent growth rate with continued strength in North America.

We expect full year owned, leased and other, net of direct expenses, will increase roughly 20 percent reflecting the impact of completed hotel renovations and higher branding fees from residential sales as several projects should begin sales during the year. Further, we expect higher credit card branding fees with growth in new accounts and cardholder sales.

We expect general and administrative costs will increase 3 to 4 percent in 2016, a 3 to 4 percent decline on a per room basis.

Net interest expense should increase to roughly $160 million, reflecting both higher borrowings and higher interest income.

All combined, we expect 2016 fully diluted EPS will total $3.69 to 3.86, an increase of 17 to 23 percent. Adjusted EBITDA for 2016 should increase 10 to 14 percent.

We understand there are a variety of opinions about likely economic growth. Our 2016 outlook assumes roughly 2.5 percent growth in U.S. GDP. For those of you with more bearish economic views, we believe that flat U.S. GDP would still likely yield roughly 2 percent RevPAR growth at our hotels in North America given today’s supply environment. Given our significant management and franchise business, we expect this scenario would still yield mid-teens 2016 EPS growth and high-single-digit adjusted EBITDA growth.

Remember, our guidance excludes the pending Starwood acquisition. We expect the P&L impact of Starwood will be very noisy in 2016 due to the transition and transaction costs. We will provide more information about the transaction during the second quarter earnings call.

Investment spending in 2016 should total $450 to $550 million, including about $100 million in maintenance capex spending. With few owned assets remaining, we expect asset sales and loan repayments will total roughly $200 to $250 million.

Our business strategy enables us to grow rapidly in a strong market and continue to deliver attractive returns in a weaker one. Compared to 2007, today, we have 40 percent more rooms in our system worldwide. Our development pipeline is deeper. Our cash flow is less volatile. We are out of the timeshare business; and while we still earn attractive incentive fees, those fees represented only 17 percent of fee revenue in 2015 compared to 26 percent in 2007.

Today, we estimate that a 1 point change in our RevPAR outlook across our system for the full year 2016, assuming it was evenly distributed, would be worth about $25 million in fees and roughly $3 million for owned, leased and other, net.

Even after completion of the Starwood transaction, we intend to remain a solid investment grade company with strong access to capital markets. We will be out of the market until after the special shareholders meetings, but expect to resume share repurchases as soon as possible thereafter. In fact, we expect to return more than $2 billion to shareholders in 2016 through share repurchases and dividends just from our legacy Marriott business. With the Starwood transaction, returns to shareholders could be meaningfully higher.

As we approach the integration of Marriott and Starwood, we’ve identified a few guiding principles. We will continue to put people first. This is our cultural touchstone… because taking care of associates enables them to take care of the guest. We recognize “customer service” is the foundation of every lodging brand and RevPAR premiums. Throughout the integration process, we intend to drive results for owners and franchisees, to help enhance the value of their hotel investment. For shareholders, we will continue to look for ways to leverage the scale and opportunities from this transaction, to drive value beyond the base case synergies we’ve outlined for you. And, we intend to do all this as quickly as possible.

We appreciate your interest in Marriott. So that we can speak to as many of you as possible, we ask that you limit yourself to one question and one follow up. We’ll take questions now.

Question and Answer Session:

Robin Farley - UBS: Great, I do have questions on the deal, but I know that you probably wouldn’t be able to answer, so I’m going to stick to asking about your incentive management fees. Just looking at the percent of properties paying, and I know the full-year number is more relevant than just the percent that were paying in Q4, you are above your previous peak, as is your RevPAR and I guess your international mix. Do you have a view on where that may go to across the range of your RevPAR guidance in 2016?

Leeny Oberg: Yes, I think next year you could expect the percentage of hotels earning incentive fees to go up a few more percentage points, not a whole lot more than that. There is obviously some seasonal variety, depending on whether it is first quarter or fourth quarter, in terms of how we recognize incentive fees, but I would expect that it could go up slightly next year.

Robin Farley - UBS: And then just the follow-up to that, I guess, in terms of the actual dollar amount, because you had a big increase in terms of percent of properties paying, but the dollar fees — I guess the Q4 decline, part of that was related to fx, which I guess on a year-over-year basis may not be as big of a negative in 2016. But how would you expect in terms of dollar amounts that will correlate to that kind of increase in properties?

Leeny Oberg: Well, I think next year you could look to our incentive fees getting hopefully back up close to where our peak was in 2007. So the guidance that we — that would be at the top end of the range, if that is where we hit, but I think broadly the 10 percent to 15 percent increase of the guidance that we have given does take into consideration some fx impact, but largely represents the fact of a few more percentage points of hotels earning incentive fees.

And again, I will say North America is the biggest driver of this bus in 2016. You’re going to see really strong incentive growth from the North American properties.

Robin Farley - UBS: Great, thank you.

Harry Curtis - Nomura Securities Intl.: Good morning, everyone, and Carl, best wishes, and welcome, Leeny.

Leeny Oberg: Thank you, Harry.

Harry Curtis - Nomura Securities Intl.: So, if you guys could talk about the challenges that you face integrating the two companies and their systems. We are getting several questions about, going back to the Ryman acquisition, how — I guess the question really is, what are you doing to be as thorough as you can so that you avoid some of the pitfalls?

Arne Sorenson: Yes, it is a good question. I think we are hopefully learning from the experiences we have had in the past few years. You can, to some extent, look at the Gaylord acquisition and the Protea and Delta acquisitions as warm-up acts for this, I suppose, and hopefully we’re getting better at it.

Now at the same time, obviously, Starwood is a much bigger deal than any of those were, which presents some positive differences and then some greater challenges. I think on the positive side Starwood is hopefully less distracted by the process of the sale of the company, and you have got a big, talented group of folks over there running 350,000 rooms or so. But I know the Starwood team, with our encouragement, is very much focused on continuing to drive sales and to drive the development engine, and we have taken steps to try and put our arms around those teams of folks so that they are as little distracted by this as possible.

I think some of the other deals we did early, it was that sales engine which looked like it got distracted during a sales process and to some extent between the negotiate — or the signing of a deal and the closing of a deal.

And we are doing everything we can to plan for integration of systems and integration of business units between now and when we close so that we can implement those as quickly as possible. And we’re optimistic at this point that this will go well.

Harry Curtis - Nomura Securities Intl.: Arne, are the systems relatively comparable? How much of a headwind do you have there?

Arne Sorenson: There are — it won’t surprise you to know there are many systems. On the property level, the property management systems, they both have the same core engine running them, and I think actually, unlike in prior deals, we will not try and move all of one portfolio of hotels to some other property management system from the one that they have got, and instead find a way to make those systems communicate above property in a way that, hopefully, will be much easier.

But then you get to some places like email systems or the like, which are very identical, but other systems which are unique and have been custom developed by each of Starwood and Marriott. Generally, our plan is as quickly as feasible to move to one system, not two. By doing that, we think we will provide efficiencies to our hotel owners and franchisees. We will provide ease of operation and we should free up resources to invest in loyalty programs systems and some other things, which are much more strategically important.

Harry Curtis - Nomura Securities Intl.: My second question is probably for Leeny. Is there much share repurchase baked into your earnings guidance this year? And if so, is it weighted — how is it weighted and what are the assumptions on the acquisition price?

Leeny Oberg: So, as we talked about before, Harry, the numbers that we are looking at in all the things we’re talking about today reflect only Marriott, core legacy Marriott. So, obviously, we would assume that and hope that once we have acquired Starwood that you would see share repurchase go even higher than the numbers that we have presented.

But what we have talked about is that we could see total capital returned to shareholders of over $2 billion in 2016 that will have the roughly similar sort of payout on the dividend side and the rest in share repurchase.

First quarter is obviously quite constrained, and basically what you have seen us buy to date is probably pretty much it, given that now until shareholder vote we’re out of the market. But then, we look forward to being back in the market as aggressively as we can and look forward to still hitting those numbers assuming, all goes well for the rest of the year. (multiple speakers)

Harry Curtis - Nomura Securities Intl.: But is the $2 billion baked into — Is the $2 billion or, say, $1.5 billion baked into or included in your earnings estimate guidance?

Leeny Oberg: Yes.

Harry Curtis - Nomura Securities Intl.: Okay. All right, we will follow up in a little while. Thanks very much.

Felicia Hendrix - Barclays Capital: Arne, it was helpful in your prepared remarks to give us some color regarding what happened to your transient business in the fourth quarter, so thank you for that.

Just looking forward, you have given us some nice detail about what the forward group bookings look like and what your corporate negotiated business looks like. Wondering as we look to 2016, how are you modeling for transient and leisure segments?

Arne Sorenson: I think the transient obviously is both business and leisure, and then you get the leisure piece of it. But I think we will see transient grow in about the same range.

Let me just talk a little bit more about the philosophy around our RevPAR guidance of 3 to 5 percent for 2016, which has been noted, obviously, in a number of early reports that have come out that that is 1 point lower than what we thought a quarter ago. What has changed between then and now, I think we look at a world in which there is obviously more anxiety in the marketplace. There is a bit more anxiety about what GDP growth is going to look like in 2016, and as a consequence, we have been a bit more conservative in the forecast that we have provided.

When we look internally at our own budgets that are rolled up by hotel — this is a U.S. focused comment, obviously, I think our expectations have maybe declined by about half a point from where we have guessed they were a quarter ago. And that’s why we mentioned in the prepared remarks that our expectation is towards the higher end of that 3 percent to 5 percent.

But there is enough uncertainty out there that we thought the 3 to 5 percent range is probably a more constructive place for us to be than to try and move it by only half a point. It gives us a little bit more room to see what happens with GDP growth.

Transient business is the hardest to predict because it does not really have much of a long lead time, particularly with business travelers. There, you are really talking about days or maybe a week or two. Leisure tends to be a little bit longer than that.

But what we see is, again, reasonably encouraging. The sky is not falling when we look at our data. That is profoundly the case when you look at group business, but it is also very much the case when you look at transient business. We mentioned the 2.5 percent transient demand in January. We look at U.S. systemwide RevPAR numbers and they were up a hair over 3 percent in the month of January, and we think that probably had nearly apoint impact because of the blizzard on the East Coast.

And so, all things considered, that’s not bad and we would expect February to be better. That’s a longer answer than you asked for, but generally we would expect transient to be a bit lower than group, but still in meaningful mid-digit — mid-single-digit range.

Felicia Hendrix - Barclays Capital: No, that’s great color. I appreciate that. And then, at the high end — you said now twice that you think the high end is achievable. At the high end, are you assuming that 2.5 percent GDP growth or are you assuming something higher?

Arne Sorenson: No, it is probably in the 2.5 percent range, 2.2 percent to 2.5 percent, something like that.

Leeny Oberg: Agreed.

Felicia Hendrix - Barclays Capital: Okay, great. Thank you.

Shaun Kelley - BofA Merrill Lynch: Leeny, welcome on board. So I just wanted to maybe ask a little bit more about some of the feedback that you received, Arne. Really since last time we were able to ask you in this format, you have obviously been able to collect some of the feedback on the deal from the owner community, which is probably the most important constituency out there. So, I’m just curious on the thoughts around how they’re reacting to the combination and any impact you think that could have on your ability to sign deals between now and the time the integration plans are a little bit more clear.

Arne Sorenson: The owners and franchisees love it. They absolutely love it. They understand the strategy behind it; they understand the power that can be driven by the system. Obviously, each of them will ultimately look at it from a very selfish perspective, which is, okay, what about my hotel in this market and what is the impact there?

And we’re still early. They are still early in trying to understand that piece of it. But I think most of them, and certainly those that are largest in size and most institutional in flavor, see this as something that should drive good economics, not just for Marriott and Starwood shareholders, but great economics for them as well.

Shaun Kelley - BofA Merrill Lynch: And (multiple speakers). Sorry, go ahead. I was just going to say if there was one callout or sticking point that they are excited about. When we spoke with some of those probably bigger institutional owners, they mentioned leverage on distribution costs as being one key thing, but is there anything that comes up time and again in your conversations with them?

Arne Sorenson: Again, they are going to be looking for the things that they always look for, which is topline synergies and margin improvement. And there are opportunities in both of those places.

So, when you think about revenue synergies, and they are the hardest things for us to put a number out there — we don’t have one for you now. Hopefully when we get to a point of digesting the acquisition and sharing in more detail with all of you our plans, we can be a little bit more specific about it.

But the basic notion is how do you take these two leading loyalty programs in the industry, Marriott Rewards and SPG, and create something which is even more powerful, and by doing that take greater share of the business for the members of those two programs and drive topline revenue for the hotels that are in the system?

I think when you get to the cost side, we will find, hopefully, that we are less reliant on the most expensive sources of third-party business over time. I think we will find that there are opportunities in procurement. I think we will find that there are efficiencies in systems costs that can be driven as a result of going to one system instead of having two. And I think we will find lots of opportunities to really, again, both drive the topline and the bottom line.

So we feel really good about this. I think the only thing we hear in response to the deal that is a community that says please reassure us is Rewards and SPG members want to make sure that their points are protected and that they don’t have anything to fear, and we have been assuring both of those communities that the principal reason for our doing this deal is actually to redouble our commitment to them and make them feel even better about their loyalty to us so that they need not be worried. But I think so far, it’s going great.

Shaun Kelley - BofA Merrill Lynch: Perfect, thank you very much.

Joe Greff - JP Morgan: Leeny, welcome to the fun as well. Two quick questions for you all. I think one of the themes we will hear this earnings season, and certainly you guys are touching on it, is the solid group production we saw in the fourth quarter. Are you seeing any trend change in the level of group production? I know it is early here in the 1Q to date. And then, I have a follow-up.

Arne Sorenson: No, we are not. The only thing we have seen, and we mentioned this in the prepared remarks, is we are seeing a bit of a lengthening of the group booking window.

So, we talked about how in the fourth quarter we had an increase in group bookings for all future periods of about 10 percent. Actually, when you look at that by year, 2016, 2017, and 2018, the weakest booking year-over-year would be 2016. That is not a function of a slowdown in demand. That is a function of the fact that bookings are already up 7 percent and there is not that much space left.

And I think that is something we are likely to see continue here, as long as the trends continue in the way that is implicit in our guidance. Otherwise, there is no — nothing that gives us cause for concern.

Joe Greff - JP Morgan: And at this point, how much of your anticipated group bookings are on the book for this year and how does that compare to historical trends?

Arne Sorenson: Let’s see, have you guys got that number? It’s about two-thirds.

Laura Paugh: A little bit better.

Leeny Oberg: Actually, a little bit higher.

Arne Sorenson: That is on the books…let’s see, 77 percent is what they have got here, compared to 74 percent a year ago. So, about 3 points higher.

Joe Greff - JP Morgan: Okay, and then my follow-up question, if — remarkably the development pipeline keeps growing, which is a good thing. Are you seeing anything here in the 1Q where we should be bracing for a more moderate performance or a moderate level of growth in the development pipeline? And that’s all for me, thanks.

Arne Sorenson: I think that’s going to be a really interesting question, and Leeny, jump in here with your perspective. But I think the weakness in the financial markets, which does impact confidence, particularly among financial players, is making debt financing, I think, more difficult today than it was a few months ago. And as a consequence, I suspect that some of these deals, which have recently been signed, will be harder to get financed than deals that were signed maybe a year ago.

And so if there is a risk here in the near term, it is that some of these deals either will get delayed, to some extent, or some may even be killed if debt financing cannot be made available. It is going to vary a little bit by type of owner partner or franchisee partner. I think those that are — tend to be more in the center part of the country, more conservatively financed, more regional banks probably will continue to be less impacted by this sort of increased anxiety. I think those that are less institutional, more classically project financed, as opposed to balance-sheet financed, I think there is a greater risk that some of those projects may be delayed.

Joe Greff - JP Morgan: Great, thank you very much.

Ryan Meliker - Canaccord Genuity: I just wanted to ask a question, and I don’t know how much color you can give versus can’t give. But just wondering how Starwood’s guidance this morning lined up to your expectations as you guys were underwriting the deal?

Obviously, their 2016 guidance came out a lot lower than consensus expectations. I know your guys’ driver of the deal wasn’t 2016 numbers, but just wondering if you guys envisioned something similar to that, or any color on concerns surrounding how their business is operating relative to that disappointing — those disappointing expectations that were put out this morning. Thanks.

Arne Sorenson: Yes. We saw their results when you saw their results, so we will — probably as soon as this call is over, or actually maybe while this call is going on, we are looking at exactly some of those questions.

We have had a chance basically to do a quick — I have had a chance to do a quick read-through of their release. Don’t have any real insight to it. Not surprisingly, the weak foreign currencies have a more profound impact on their business, given their international mix, than we do and that is a piece of things. That piece is not surprising, obviously. We see proportionally the same sort of fx impact to our business going forward.

But we will have to digest those things, and again, this is not a deal that is based on one quarter’s numbers or necessarily even one year’s numbers, but a deal that we think is very attractive both financially in the long term and strategically.

Ryan Meliker - Canaccord Genuity: All right. Thanks, Arne.

Thomas Allen - Morgan Stanley: Just in terms of the deal that you signed with the Fairfield brand in China, in the past when we have discussed similar select-service deals in China, I think the issue has been the per unit profitability and the infrastructure that you have to build to drive that. So, I guess, what has changed to drive this deal? Thanks.

Leeny Oberg: So first, the most important part is to look at the partner in this particular situation and that is we’re working with one of the largest hotel operators in China on this particular deal.

So from a standpoint of having a knowledge base, infrastructure, capital experience with these kinds of projects, frankly, we couldn’t ask for a better situation. They know the market, and I think from that standpoint it will allow us to leverage a large number of hotels quickly and get them into our fee stream by working with somebody like that.

Arne Sorenson: We looked at a couple of alternatives in this broad area in China over the last few years, and the concerns that you raise were the kinds of concerns that we had.

We feel obviously better about this deal than other ones we have looked at and decided not to pursue, in part because of the strength of Eastern Crown as a franchise operator and in part because of the structure of the deal.

But I think increasingly, like some of our competitors, we want to make sure that we are playing in all of the segments which are relevant to the growing China middle class and not purely being in the luxury space, which is really where we have been so far. And this is a way for us to get there. It will continue to expand the Rewards program and I think expand the familiarity and breadth of our brands to Chinese travelers.

Thomas Allen - Morgan Stanley: Helpful, thank you. And then just a quick follow-up, for the 2016 guidance you guys mentioned that you’re guiding owned EBITDA to increase 20 percent. Can you just help us think about how much of that growth is recurring versus one time, thinking specifically about the branding fees on The Ritz-Carlton Residences. Is that something that you are expecting to continue in 2017 and 2018? Any color would be helpful. Thank you.

Leeny Oberg: Sure, that’s great. I appreciate the question. First of all, I would say the three areas that we mentioned, roughly fairly even. So when you look at where the growth is coming from, whether it is the owned leased hotels or these branding fees or the credit card, it is — the growth is split fairly evenly between those three and, frankly, they’re all pretty sustainable.

On the hotel side, we are looking at several hotels coming off renovations, which is great, and they have got some nice growth in those numbers. On the residential side, we definitely are now seeing that business has really picked up from 2013 through 2015 as you saw the residential market rebound.

And so, as we look out into the future, we have got a number of other projects coming onboard in 2017 and 2018, so I would look for that to continue not necessarily to grow at quite the same growth rate that it’s growing in 2016, but certainly in terms of continuing forward to look as strong as it is looking in 2016.

And then the credit card business, obviously this is all ultimately, to some extent, tied to GDP and how consumers are behaving, but assuming we continue to have an economy that marches forward, we look for new cardholders and increased spend to add those credit card fees.

Thomas Allen - Morgan Stanley: Very helpful, thank you.

David Loeb - Robert W. Baird & Company: Leeny, welcome back to the public world. Great to have you back, and you obviously have big shoes to fill for Carl, but you have our confidence.

Leeny Oberg: Well said.

David Loeb - Robert W. Baird & Company: Thank you. I don’t know how much you want to say on this, but can you just talk about whether you have any influence on the pace of asset sales at Starwood or what you’re thinking about going forward about the pace of asset sales once they are your assets? And how do you think the market has changed over the last, call it, 90 days?

Leeny Oberg: First of all, I will say you are right in the first supposition. We are totally separate companies and we actually are still competitors for the time being, so any sort of direct influence on these asset sales is nonexistent.

But certainly in terms of our asset-light model, it won’t surprise you that we would like to recycle the capital as fast as practicable and turn those into good, solid management agreements and be able to recycle the capital for our shareholders, and look forward to doing so.

I think you have heard that we expect once the transaction gets — once the integration occurs that we are looking at $1.5 billion to $2 billion worth of cash coming from the asset sales. We would continue to look forward to seeing that.

In terms of the market out there, as you know it is very asset specific, very asset dependent. We are not involved in the details on each asset sale, so I can’t really comment particularly about how we would see those. But at the same time, for high-quality assets like the ones that Starwood has, we would look forward to them continuing to see a robust buyers’ market for them.

David Loeb - Robert W. Baird & Company: So just to follow up, is it fair to say that your view is that none of Starwood-owned assets need to be Marriott-owned assets longer term? Nothing is sacred here?

Leeny Oberg: I would say longer term being the operative word. We are not going to say whether it is six months or 18 months that we would expect to have recycled them. But yes, fundamentally, philosophically, yes, I would agree with that.

David Loeb - Robert W. Baird & Company: Great. Thank you very much for the candor.

Steven Kent - Goldman Sachs: A couple of questions. First, your Asia Pacific RevPAR growth was pretty healthy, up 4.7 percent. Could you just talk about China in particular?

And then, separately, I am just trying to understand, and I understand if you can’t discuss this part, but just the relationship with VAC and Starwood’s relationship with Interval International. Are there risks to licensing fees for Marriott and how have you started to think about how you’re going to feed customers to the two separate timeshare companies?

Arne Sorenson: Let me start with the Asia piece, particularly China. Obviously, we have been bombarded with news about the Chinese economy over the last couple of quarters, most of it not very positive in what we read in the papers here, and obviously a big chunk of that is related to their manufacturing and export business. To some extent, it’s related to their infrastructure spending, and to some extent to their financial markets and financial institutions.

I think underneath all of that you have got China continuing to move towards a consumer economy. You have got a growing middle class that has resources to expend on things other than bare necessities. And as a consequence, I think we see in our industry, and certainly at Marriott, stronger performance in China than you might expect from reading that newspaper.

Obviously, it is a very big market, and so the performance in different cities will vary from place to place. We had some of the numbers in our prepared remarks. Shanghai continues to be a very strong market all the way through 2015. Hong Kong, by contrast, has been a market which has been under pressure, in part because of the political implications of some of the street protests and other decisions that are made that derive from that.

But then you look at other markets, like Japan. China visitation to Japan was up something like 25 percent or 30 percent last year, if memory serves. And it is driving great performance in our Japanese hotels. And you see that sort of growth in the outbound China business continuing to perform really well. And what we see so far in 2016 continues to make us quite positive about China. Now to be sure, the China New Year’s has shifted from January to February, so we will have to get through February and see exactly how the dust settles. But we’re feeling pretty good about China and we’re feeling pretty good about Asia.

When it comes to MVW and ILG and their interest in the loyalty programs, this is a — it’s going to be a really fun set of issues to work through, and obviously we have already talked about the strategic importance of using these loyalty programs to both grow our loyal customer base and to intensify our relationships with them. And we think SPG and Marriott Rewards give us a perfect opportunity to do that.

At the same time, we have in MVW and ILG companies, which are keenly interested in making sure that they can continue to market Marriott timeshare to the Marriott Rewards folks and Starwood timeshare to the SPG folks. Similarly, we have credit card partners in those two programs, FedEx with — AmEx, excuse me, with SPG and JPMorgan Chase Visa with Marriott Rewards. And we will work through those things with both.

We don’t fear either of those issues, though, and think actually that we’ll find a way to create great value for us and our customers, as well as for those partners.

Steven Kent - Goldman Sachs: Okay, thank you.

Wes Golladay - RBC Capital Markets: I am looking at the $30 million of increased forex headwind this year. I was looking at the dollar index. It is roughly flat this year — or year-over-year, so what is driving that? Did you have any currency hedges on?

Leeny Oberg: Right, so —

Arne Sorenson: You’re talking about 2015 fourth quarter or 2016 numbers?

Wes Golladay - RBC Capital Markets: Yes, 2016, the $30 million total forex headwind.

Leeny Oberg: Right, so that actually includes the benefit of the hedges in that number, and generally the thing I would caution you to remember is we have — basically, 25 percent of our fees come from outside the U.S. and then only one-third of those do we hedge.

So, for example, whether it is the yuan or the South African rand or things like that, which we don’t currently hedge, so you’re looking at two-thirds of our international fees coming from unhedged currency. So that is where you are seeing some of the numbers in 2016 relative to 2015.

Wes Golladay - RBC Capital Markets: Okay, and then, can you do anything for some of these loosely hedged — or, I guess, loosely pegged currencies, anything — I guess any way you can hedge that with debt?

Leeny Oberg: In terms of — no. In terms of the debt that Marriott takes on, no. I think we’re always looking at new ideas on the hedging side in hedging the fees, but, to be quite honest, in many cases the costs of those hedge are so prohibitive that it is really better off to stick with the risk.

Now I will also say that we do — we are hopeful that the dollar doesn’t strengthen at the same kind of rate that it did in 2015 in 2016, and I think our forecast does take into consideration that we are not expecting quite the same level.

Wes Golladay - RBC Capital Markets: Okay, and then looking at that 3 to 5 percent RevPAR growth for the year, how much of that comes from occupancy gain?

Leeny Oberg: Not much. I would say it’s probably in the ballpark of 75 percent to 80 percent rate and the rest occ.

Wes Golladay - RBC Capital Markets: Okay, thank you.

Bill Crow - Raymond James & Associates: Arne, let me follow up I think it was Joe’s question on construction financing. You did indicate that it looked like there might be a slowdown there. Do you expect Marriott to get more aggressive in providing mezz or other financing alternatives for would-be developers?

Arne Sorenson: No.

Bill Crow - Raymond James & Associates: Okay, easy question. Easy —

Arne Sorenson: Is that clear enough?

Bill Crow - Raymond James & Associates: That’s clear. I appreciate that.

One question on geographic footprint, if you go back a year and look at where Canada was and then you fast forward through the Delta and then with Starwood, I am just curious how big a contribution do you get out of Canada now? And the same question on China on a pro forma basis with the Starwood deal.

Arne Sorenson: China will be much bigger than Canada for us, even with the Delta acquisition earlier last year. I don’t know that I can pull those numbers off the top of my head. I think China will — when we close the deal will be something like 250 open hotels between Marriott and Starwood and gross fees that must be in the $150 to $200 million range, I would think, something like that.

Bill Crow - Raymond James & Associates: So you think maybe 15 percent of EBITDA or something coming from China, is that a —

Arne Sorenson: Well, $150 million to $200 million would be less than 15 percent of EBITDA. I think combined EBITDA must be in the $3 billion range. You can pull the numbers out from our respective statements and put something together on that.

And Canada, I can’t — I don’t remember the numbers off the top of my head, but I would think that they are half-ish or maybe even less than that of the China, and China, it won’t surprise you to know, is obviously growing faster.

Bill Crow - Raymond James & Associates: Okay. So no concerns, though, that you have bulked up in two markets that are maybe from a macro perspective facing some challenges?

Arne Sorenson: No, not at all. And I actually don’t — in a very short-term perspective, you might have some of those questions. I think when you look at the long term, particularly China, we are extraordinarily enthusiastic about the future potential of that market, both for travel in that market and the importance of outbound China travel, and both depend on our having strong distribution and brand familiarity in China.

I think the issues in Canada are — only time will tell, but if you are referring to the energy market and the impact that has on the Canadian economy, I think our bet would be that is more transitory than permanent, albeit we do have a long-term perspective. So we are not taking a forecast on oil prices at the end of 2016, we would expect that the Canadian economy, which has a lot going for it in terms of a workforce and global integration, will be a market that continues to grow for the foreseeable future.

Bill Crow - Raymond James & Associates: Great, thank you.

Rich Hightower - Evercore ISI: So I have got two questions here. The first one is on the U.S. portion of the RevPAR guidance for 2016. I am just wondering, is that a top-down sort of forecast based on U.S. GDP or is it more bottoms up, based on the various markets around the U.S.? And if it is based on the bottoms-up market analysis, could you give us a little more color on what you anticipate for some of your major U.S. markets? And then, one follow-up after that.

Arne Sorenson: It is more bottoms up.

Leeny Oberg: (multiple speakers) bottoms up.

Arne Sorenson: It is more bottoms up than top down. You can tell from the comments we made earlier about the difference between a half point decline in our bottoms-up approach and a roughly 1-point decline in the guidance that we are giving you this morning.

So there is a bit of a flavor that comes from the judgment that we’ve applied to it, but our planning process does not really fundamentally start with a GDP forecast. It starts with — when we get to this point of the year particularly, it starts with budgets at the hotels, and they are looking at some supply trends, but essentially much more demand trends in their market.

And if you look across — have you guys got 2016? We would expect that New York is going to continue to be a fairly challenged market with barely positive RevPAR growth, I think is what we have got, in the model, maybe in the 1 percent range, something like that.

Laura Paugh: The group pace is up about 2 percent in New York.

Arne Sorenson: Group pace is better, so that may help us get to that number. But I think that’s going to continue to be a market we slog through.

I think the oil patch will continue to be difficult markets that we slog through, but I think the bulk of the markets, we think, should perform more or less within the range of what we have talked about.

Rich Hightower - Evercore ISI: Okay, that is helpful. And then, secondly, just on the capital returns forecast of $2 billion, as per the release, it does look like capital spending or rather investment spending is coming down by two — $250 million from what occurred in 2015, and so I am just wondering what the delta might be, given that capital returns are also down by maybe $200 million as well. Is it (multiple speakers) is it asset sales, yes?

Leeny Oberg: Right, so great question. So you answered part of the question yourself in terms of the reason why expenditures are down and that is Delta. From the standpoint of when we were talking to you a year ago, we knew that we were going to be spending $130 million odd on Delta.

We also knew that we had some more capex to finish putting into our EDITION hotels, so that really makes up the bulk of the difference in terms of the capex spending. But then when you look at the amount of recycling that we did do in 2015 and what that led to in terms of share repurchases, the real difference when you look into 2016 is, number one, we are starting off a bit under-levered.

So if you think of something like 1 point — 0.1 on our leverage ratio gives you the share repurchase capability of close to $200 million, and if we started off at 2.8 and our typical number is 3, right off the bat you have got $400 million of additional share repurchase capacity without really doing anything.

Then you have got a little bit — as you spoke of, a little bit less in capex and then, frankly, we are able to lever up a little bit with our growing EBITDAR, and you put those together and that gets us to our $2 billion — or over $2 billion.

Rich Hightower - Evercore ISI: Okay, that’s very helpful. Thanks, Leeny.

David Katz - Telsey Advisory Group (TAG): So, two questions. One is when — Arne, you mentioned earlier that you expect the acquisition of Starwood to be accretive by the end of the second full year, I believe was what the statement was.

Arne Sorenson: In the second full year.

David Katz - Telsey Advisory Group (TAG): In the second full year. I assume that excludes the impact or the benefit of any share repurchases that may occur as a consequence of the deal, correct?

Arne Sorenson: I am not sure it goes quite so far as to exclude any. What our base model assumes is that over the course of the first couple years or so, we will get the combined larger company back to the 3 times debt to EBITDAR target that we have talked about for years.

There are some things we still don’t really know in detail — actually, a lot of things we don’t know in detail, but part of this is making sure that we assess how many dollars are trapped offshore and work through the planning process to see whether they can be brought back to the U.S. and used. And we don’t know how long that is going to take, really. Starwood has work that is underway there and we have some sense for what the options are there, but we have got a lot more work to do.

And so, it’s a long-winded way of saying we do have some assumptions about share repurchase over the first few years in the model. As with all of our share repurchase assumptions, that tends to have stock prices when we buy back stock at normal multiples and growing stock prices whether you look at the Marriott standalone model or the combined multiple.

And so, they are not as profound in driving EPS accretion as you might think if you sat here and said, okay, well, what if you buy back all the stock at today’s stock price, for example. But we will work through that.

I think there is — to state the obvious, the more we can convert the acquisition of Starwood to a cash deal by buying back stock sooner, particularly at the kind of values that the market is attributing to the companies today, the more we like that deal and it becomes something which is a no-brainer attractive transaction for us.

And so where we end up exactly in this, we will have to see, both what happens with the stock price, but what happens with the cash management issues that we need to get through.

David Katz - Telsey Advisory Group (TAG): So, thank you for that. And if I back up one step farther and leading to what the cash is that is available for share repurchases, I start to think about the owned properties that you will be acquiring.

Arne Sorenson: Right.

David Katz - Telsey Advisory Group (TAG): And while we can perhaps make some assumptions around what those properties earn and what would be a fair multiple, and we can — I think we have talked about on the call the questions around who the buyers are and their ability to pay, one of the unknowables for us is what the tax basis is on those properties today. My question is, what happens to that tax basis by virtue of the acquisition as we go through it? Because ultimately that helps us estimate what the gross proceed — what the net proceeds will be on an after-tax basis?

Arne Sorenson: Yes, just a couple thoughts there. The $1.5 billion to $2 billion that Leeny referenced before is net of our estimate of what the taxes would be. And it is not — it is not enormously punitive to the transaction. It is in the, if I remember right, 10 percent to 15 percent range of gross proceeds, something like that.

There generally, though, is not an impact on tax basis from the transaction since we are acquiring the stock of the parent company. And whether those assumptions turn out to be exactly right, we will have to see as we get further into it.

You are right, though, to talk about asset sales because that will be one of the things that has a significant impact to both the amount and pace of share repurchases. I think it is — without getting into the details, it is crystal clear that from an earnings perspective, these hotels can be sold in every instance at dramatically higher multiples than what the earnings contribution are from them. When you look at EBITDA multiples, it becomes a little bit closer, but even there it is a great portfolio of assets that we would think in virtually all instances, and again, take this all with a little bit of grain of salt since there is still a lot we don’t know, but in virtually all instances we would think that the prices available would be at higher EBITDA multiples than the companies are trading at, which just gives us that much more conviction that we ought to continue with the strategy we have had for a number of years, which is to be focused on management and franchising and not on owning real estate.

David Katz - Telsey Advisory Group (TAG): Perfect. Thanks very much. Good luck.

Stuart Gordon - Berenberg Bank: I was just curious on the net additions you are looking at this year. I think that you’re looking at net additions of 7 percent. I think you were just a touch lower of where you are hoping to do in 2015. Is this partly a fall-over from some openings delayed for 2015 to 2016 or should we be thinking that you can hit that level of run rate from the pipeline you have got now going forward?

Leeny Oberg: So, a couple things. Mostly, I would say it is not that it is delayed deals moving. There probably are a handful that could fall into 2016 that we had hoped would be in 2015, but overwhelmingly it is the steady progression of our pipeline turning into real hotels.

There is — about half of it, just when you think about it, we expect about half of them to be limited-service North American hotels, and when you saw the signings that we did of over 100,000 in 2015, it should give you good confidence about that number.

So I think in general feel pretty good about it, and again, at the margin, a little bit higher percentage of overall relative to openings in 2015 we would expect to be from limited-service in North America, which again they seem to be going along like clockwork.

Stuart Gordon - Berenberg Bank: Okay, thank you very much.

Arne Sorenson: Okay, thank you all very much for your time this morning. We appreciate your interest in Marriott, and look forward to welcoming you in our hotels all around the world. Have a good one.

—End of Remarks—

Note on forward-looking statements

This communication contains “forward-looking statements” within the meaning of federal securities laws, including RevPAR, profit margin and earnings trends, estimates and assumptions; the number of lodging properties we expect to add to or remove from our system in the future; our expectations about investment spending; the anticipated timing for closing the Starwood transaction; and similar statements concerning anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those we identify below and other risk factors that we identify in our most recent annual report on Form 10-K and, for the Starwood transaction, the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Risks that could affect forward-looking statements in this communication include changes in market conditions; the pace of the economy; supply and demand changes for hotel rooms; competitive conditions in the lodging industry; relationships with clients and property owners; the availability of capital to finance hotel growth and refurbishment; and satisfaction of the closing conditions for the Starwood transaction, including the receipt of necessary approvals. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of February 18, 2016. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.